SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 3)*

Eldorado Resorts, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28470R102

(CUSIP Number)

Recreational Enterprises, Inc.

P.O. Box 2540

100 West Liberty Street, Suite 1150

Reno, Nevada, 89501

(775) 328-0102

with a copy to:

Deborah R. Conrad

Milbank, Tweed, Hadley & McCloy LLP

2029 Century Park East, Floor 33

Los Angeles, California 90067

(424) 386-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28470R102

1	NAME OF REPORTING PERSON Recreational Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,129,867
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,129,867

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,129,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Calculated based on a total of 76,824,595 shares of common stock (“Common Stock”) of Eldorado Resorts, Inc. (“ERI” or “Issuer”) outstanding as of November 2, 2017, according to information filed by the Issuer on November 7, 2017.

SCHEDULE 13D

CUSIP No. 28470R102

1	NAME OF REPORTING PERSON Donald L. Carano Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,129,867
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,129,867

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,129,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Calculated based on a total of 76,824,595 shares of Common Stock outstanding as of November 2, 2017, according to information filed by the Issuer on November 7, 2017.

Item 1. Security and Issuer

Recreational Enterprises, Inc., a Nevada corporation (“REI”), Donald L. Carano Family Trust (the “Trust”) and Donald L. Carano (together with REI and the Trust, the “Reporting Persons”) initially filed this Schedule 13D on September 19, 2014, as amended by Amendment No. 1 to Schedule 13D filed on September 22, 2016 and Amendment No. 2 to Schedule 13D filed on October 13, 2017 (collectively, the “Schedule 13D”). The purpose of this Amendment No. 3 is to amend and supplement the Schedule 13D due to the appointment of Thomas R. Reeg to the Board of Directors of REI and with respect to shares of common stock, par value $0.00001 per share (the “Common Stock”), of Eldorado Resorts, Inc., a Nevada corporation (“ERI” or the “Issuer”). Other information regarding the Reporting Persons and their purchases of the Issuer’s common stock remain true and correct and can be found in the Schedule 13D incorporated herein by this reference.

Item 2. Identity and Background

Item 2 is hereby amended to add the following supplemental information:

The name, business address, present principal occupation or employment and citizenship of each executive officer and director of REI and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto.

Item 5. Interest in Securities of the Issuer

(a) and (b) As of the date hereof, REI owns beneficially 11,129,867 shares of Common Stock, representing approximately 14.5% of the outstanding Common Stock of the Issuer (based on a total of 76,824,595 shares of Common Stock outstanding as of November 2, 2017, according to information filed by ERI on November 7, 2017).

As of the date hereof, the Trust, which holds a direct ownership interest in REI, had shared voting and dispositive power with respect to all 11,129,867 shares of Common Stock owned beneficially by REI, representing approximately 14.5% of the outstanding Common Stock of the Issuer.

(c) No Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d) In addition to the Trust, the other shareholders of REI have the right to receive dividends from, or the proceeds from, the sale of the 11,129,867 shares of Common Stock owned directly by REI.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2017

Recreational Enterprises, Inc.

By:	/s/ Gary L. Carano
Name:	Gary L. Carano
Title:	Vice President & Director

Donald L. Carano Family Trust

By:	/s/ Gary L. Carano
Name:	Gary L. Carano
Title:	Trustee

SCHEDULE I

Directors and Executive Officers of Recreational Enterprises, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Recreational Enterprises, Inc. (“REI”). Each such person is a U.S. citizen, and, unless otherwise noted, the business address of each such person is 100 West Liberty Street, 11th Floor, Reno Nevada 89501.

Name	Present Principal Occupation

Gary L. Carano Director and Vice President	Vice President, REI Chairman of the Board and Chief Executive Officer, Eldorado Resorts, Inc. (“ERI”). The address of ERI is 100 West Liberty Street, Suite 1150, Reno, Nevada 89501.

Gene R. Carano Director, Secretary and Treasurer Thomas R. Reeg Director	Secretary, Treasurer, REI Senior Vice President of Regional Operations, ERI Director, REI President and Director, ERI